Exhibit 8.2

[Wildman, Harrold Letterhead]

[              ], 2003

Board of Directors

Oak Technology, Inc.

1390 Kifer Road

Sunnyvale, CA 94086

Gentlemen:

We have acted as tax counsel to Oak Technology, Inc., a Delaware corporation (“Oak”) in connection with the merger pursuant to the Agreement and Plan of Reorganization dated May 4, 2003, by and among Zoran Corporation, a Delaware corporation (“Zoran”), Zinc Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Zoran (“Sub”), and Oak; the Amendment to Agreement and Plan of Reorganization made and entered into as of June 6, 2003, by and among Zoran, Sub, and Oak; and the Second Amendment to Agreement and Plan of Reorganization made and entered into as of July 1, 2003 by and among Zoran, Sub, and Oak (the Agreement and Plan of Reorganization, the Amendment to Agreement and Plan of Reorganization, and the Second Amendment to Agreement and Plan of Reorganization are collectively hereinafter referred to as the “Merger Agreement”).  This opinion is delivered to you in satisfaction of the condition set forth in Section 7.3(c) of the Merger Agreement.  Capitalized terms used herein and not otherwise defined shall have meanings ascribed to them in the Merger Agreement.

In connection with the preparation of this opinion, we have examined the following documents, including all exhibits and schedules thereto (collectively, the “Documents”):

(1)                                  The Merger Agreement;

(2)                                  The joint Form S-4 Registration Statement under the Securities Act of 1933 (Registration No. 333-105993) filed with the Securities and Exchange Commission on June 18, 2003 by Oak and Zoran (the “Registration Statement”);

(3)                                  Officer’s Certificates of Oak, Zoran and Sub (the “Tax Representation Letters”); and

(4)                                  Such other documents as we have deemed appropriate in order to enable us to render this opinion.

Oak is a publicly traded Delaware corporation based in Sunnyvale, California, that currently designs, develops, and markets high-performance integrated semiconductors, software, and platform solutions.  Zoran is a publicly traded Delaware corporation based in Santa Clara, California, that makes specialized integrated circuits and software for digital video and audio compression applications.  Sub is a wholly-owned subsidiary of Zoran that was formed to participate in the transactions contemplated by the Merger Agreement.

The Merger Agreement provides for a merger of Oak with and into Sub in accordance with Delaware law (the “Merger”).  Upon the closing of the Merger, Oak shall be merged with and into Sub, the separate existence of Oak shall cease, and Sub shall continue as the surviving corporation.  All property, rights, privileges, powers, and franchises of Oak and Sub shall vest in Sub, and all debts, liabilities, and duties of Oak and Sub shall become the debts, liabilities, and duties of Sub.  Sub will change its name to “Oak Corporation.”

The Merger Agreement further provides that at the Effective Time of the Merger (i) any shares of Oak Common Stock that are owned by Oak as treasury stock and any shares of Oak Common Stock that are owned by Zoran, Sub, or any other wholly-owned subsidiary of Zoran, shall be cancelled and retired and shall cease to exist, and no stock of Zoran or other consideration shall be delivered in exchange therefor; (ii) any shares of Zoran Common Stock owned by Oak shall remain unaffected by the Merger; and (iii) each issued and outstanding share of Oak Common Stock (other than those to be cancelled as described in (i) and Dissenting Shares) shall be converted into the right to receive (A) 0.2323 of a share of Zoran Common Stock and (B) cash in an amount equal to $1.78.  The total Merger Consideration will be equal to $258MM of Zoran Common Stock plus $100MM of cash.

On or before the last trading day prior to the Effective Time, all then-outstanding rights to acquire shares of Oak Common Stock under the Oak Purchase Plan will be exercised for the purchase of shares of Oak Common Stock in accordance with Section 6.13 of the Merger Agreement.

The Merger Consideration payable to holders of Oak Common Stock is calculated based upon an initial cash price of $5.88 per share of Oak Common Stock.  The Merger Consideration will be adjusted to reflect stock splits, stock dividends, or similar transactions effected between the date of the Merger Agreement and the Effective Time.

Pursuant to the Merger Agreement, Zoran will acquire, in the aggregate, 72% of the shares of Oak Common Stock that are acquired through the Merger in exchange for Zoran Common Stock (the “Stock Percentage”).  The balance of the Merger Consideration is payable in cash.  Zoran will not issue fractional shares of Zoran Common Stock; instead, Oak shareholders will receive cash for any fractional shares.

In connection with rendering this opinion, with your permission we have assumed, without any independent investigation (although we do not know of any material facts or circumstances contrary to or inconsistent therewith) that:

1.             Original documents (including signatures) are authentic, documents submitted to counsel as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of such documents.

2.             All statements, covenants, representations, and warranties in the Merger Agreement, in the Tax Representation Letters and in other documents related to Zoran, Sub, and Oak and relied upon to support this opinion are, in each case, true and accurate.  Any such representation or statement made “to the knowledge of” or otherwise similarly qualified is correct without such qualification, and all such statements and representations, whether or not qualified, will remain true through the Effective Time of the Merger.  In addition, as to all matters in which a person or entity making such a representation has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement to take an action, there is in fact no plan, intention, understanding, or agreement, and such action will not be taken.

3.             The Merger will be consummated pursuant to the Merger Agreement and under the laws of the State of Delaware.

4.             The fair market value of the Zoran Common Stock (as of the Effective Time of the Merger) received by Oak stockholders pursuant to the Merger will equal or exceed 50% of the total consideration received by the Oak stockholders (including stockholders who exercise dissenters’ rights) in exchange for their shares of Oak Common Stock;

5.             Zoran and Oak will report the Merger on their respective U.S. federal income tax returns in a manner consistent with the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;  and

6.             Representations made by Zoran, Sub, and Oak in the Tax Representation Letters will be true and accurate, and there will not be any occurrence or change since the date of the Tax Representation Letters, which change could have caused any of the declarations and representations contained in those letters to be untrue, incorrect, or incomplete in any respect at any time since that date.

The term “reorganization” as defined in Code Section 368 includes a statutory merger or consolidation effected pursuant to the applicable corporation laws of the United States or a state or territory of the United States. Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation of substantially all of the properties of another corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, shall not disqualify a transaction as a statutory merger if (i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified had the merger been into the controlling corporation.

Section 1.368-1(b) of 26 C.F.R. (the “Regulations”) provides that a transaction qualifying as a reorganization must also satisfy the “continuity of business enterprise” requirement described in Section 1.368-1(d) of the Regulations and the “continuity of interest” requirement described in Section 1.368-1(e) of the Regulations. In addition, Section 1.368-2(g) of the Regulations sets forth the more general requirement that a qualifying reorganization must be undertaken for reasons germane to the continuance of the business of a corporation that is a party to the transaction.

For advance ruling purposes, the Internal Revenue Service (the “Service”) has stated that it will regard the continuity of interest test as satisfied if shareholders of the acquired entity will receive stock in the acquiring entity having a value, as of the effective date of the merger, equal to at least 50% of the value of the outstanding stock of the acquired entity as of that date.  Rev. Proc. 86-42, 1986-2 C.B. 722, and Rev. Proc. 77-37, 1977-2 C.B. 568.

Based on the foregoing, it is our opinion that:

1)              The statements regarding United States federal income tax consequences set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations,” insofar as they constitute statements of law or legal conclusions, constitute our opinion as to such tax consequences.

2)              The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code.

3)              Oak, Sub, and Zoran will each be “party to a reorganization” pursuant to Section 368(b).

4)              Neither Zoran, the Sub, nor Oak should recognize gain or loss solely as a result of the Merger.

5)              Oak stockholders will generally recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Zoran Common Stock received pursuant to the merger over the stockholder’s adjusted tax basis in the shares of Oak Common Stock surrendered) and (b) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Oak stockholders should consult their tax advisors regarding the manner in which cash and Zoran Common Stock should be allocated among different blocks of Oak Common Stock. Any recognized gain will generally be long-term capital gain if the stockholder’s holding period with respect to the Oak Common Stock surrendered is more than one year at the Effective Time of the Merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes. Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, any dividends received in the merger would generally be subject to the same maximum 15% tax rate that applies to long-term capital gains recognized in the merger. Short term capital gains are subject to tax at ordinary income tax rates.

6)              The aggregate tax basis of Zoran Common Stock received (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Oak Common Stock surrendered for Zoran Common Stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Zoran Common Stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange.

7)              Cash received by a holder of Oak Common Stock who dissents from the Merger or elects to receive and receives only cash will be treated as a distribution in redemption of the Oak Common Stock held by such shareholder. The cash will be treated as a distribution in full payment in exchange for the shareholder’s Oak Common Stock. The shareholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Oak Common Stock surrendered. The gain or loss will be capital in nature if the Oak Common Stock was held as a capital asset.

8)              The holding period of Zoran Common Stock received in exchange for Oak Common Stock will include the period during which the Oak Common Stock exchanged in the Merger was held by the Oak shareholder, provided that the Oak Common Stock exchanged was held as a capital asset.

9)              Cash payments received by an Oak stockholder in lieu of fractional shares of Zoran common  stock should be treated as if fractional shares of Zoran Common Stock had been issued in the  merger and then redeemed by Zoran. An Oak stockholder receiving cash in lieu of a fractional  share will recognize capital gain or loss with respect to such payment measured by the difference  (if any) between the amount of cash received and the basis in the fractional share.

We express no opinion as to any federal, state or local, foreign or other tax consequences, other than as set forth herein or in the Registration Statement under the heading “U.S. Federal Income Tax Considerations.”

In addition to the assumptions set forth above, this opinion is subject to the following exceptions, limitations, and qualifications:

1.               This opinion represents our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Service in issuing private letter rulings, which are not binding on the Service except with respect to the taxpayer that receives such a ruling), and published rulings and procedures, all as of the date hereof. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold differently from such opinions.  Zoran, Sub, and Oak have not requested a ruling from the Service (and no ruling will be sought) as to any of the Federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial, or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinions expressed herein. We undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the Federal income tax laws.

2.               This letter addresses only the matters described above. This letter does not address any other Federal, state, local, or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).  This letter does not address the tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger) including any transaction in which Oak shares are acquired or Zoran shares are disposed of.  Without limiting the foregoing, this letter does not address tax consequences to holders of options, warrants or similar rights to acquire Oak Common Stock, including the assumption by Zoran of outstanding options and subscriptions to acquire Oak Common Stock.  Holders of options should consult with their tax advisors regarding the consequences of such exchanges.

3.               We express no opinion regarding, among other things, the tax consequences of the Merger (including the opinion set forth above) as applied to specific shareholders of Oak or that may be relevant to particular classes of Oak shareholders, such as shareholders who are dealers in securities or foreign currency, are subject to the alternative minimum tax, are foreign persons or entities, are financial institutions or insurance companies, do not hold their Oak Common Stock as capital assets, acquired their stock in connection with the stock option or stock purchase plans or in other compensatory transactions, or hold Oak capital stock as part of an integrated investment (including a ‘‘straddle,’’ pledge against currency risk, ‘‘constructive’’ sale or ‘‘conversion’’ transaction) comprised of shares of Oak capital stock and one or more other positions.

4.               No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement or to any transaction whatsoever, including the Merger, if any of the transactions described in the Merger Agreement are not consummated in accordance with the terms of such Merger Agreement and without waiver or breach of any material provision thereof of it any of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times.  In the event any one of the statements, covenants, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion is provided to Oak only, and without our prior consent, it may not be relied upon, used, circulated, quoted, or otherwise referred to in any manner by any person, firm, governmental authority, or entity whatsoever other than reliance thereon by Oak and the Oak shareholders.  Notwithstanding the prior sentence, we hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement filing of our opinion with applicable regulatory authorities, if any. In giving the consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

/s/ Wildman, Harrold, Allen & Dixon

Wildman, Harrold, Allen & Dixon